Exhibit A

                                  Pioneer Funds
                                 60 State Street
                           Boston, Massachusetts 02110

                                                                January 13, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Money Market Trust (File No. 811-5099)
                  Pioneer Series Trust II (File No. 811-21460)
                  Pioneer Series Trust IV (File No. 811-21781)
                  Pioneer Variable Contracts Trust (File No. 811-08786) Form N-SAR Filings

Ladies and Gentlemen:

         In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Form N-SAR filings made for the period ended June 30, 2009 or July 31, 2009, as applicable, by each of Pioneer Money Market Trust with respect to its series Pioneer Cash Reserves Fund, Pioneer Series Trust II with respect to its series Pioneer Tax Free Money Market Fund, Pioneer Series Trust IV with respect to its series Pioneer Institutional Money Market Fund and Pioneer Treasury Reserves Fund, and Pioneer Variable Contracts Trust with respect to its series Pioneer Money Market VCT Portfolio (each, a "Registrant" and collectively, the "Registrants"), each Registrant acknowledges that, with respect to filings made by the Registrants with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely,



                                   By:      /s/ Christopher J. Kelley

                                   Name:    Christopher J. Kelley
                                   Title:   Assistant Secretary